PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

December 21, 2021

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ John Cash Perry Hindin/ Anne Parker

Re:	Phoenix Motor Inc. Registration Statement on Form S-1 Filed November 29, 2021 File No. 333-261384

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 10, 2021 with respect to the Registration Statement on Form S-1 (the “S-1”) filed on November 29, 2021 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Form S-1 filed November 29, 2021

Prospectus Summary
Financial Performance Summary, page 2

1.	Please update your discussion in the financial performance summary information section to correspond with the latest financial information you present in your amended filing, which currently is as of and through the relevant periods ended September 30, 2021.

Company Response: In response to the above comment, we have updated our discussion in the financial performance summary information section in our amended filing.

Capitalization, page 30

2.	Please separate the line item cash and cash equivalents amounts in the table with a double underline to clearly separate it from your capitalization. In addition, revise to include the individual line items amounts pertaining to short and long-term debt in the calculation of your total capitalization.

Company Response: In response to the above comment, we have revised disclosure in our capitalization table.

General

3.	Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Company Response: The Company has not had any written communications with potential investors as defined in Rule 405. The Company and the underwriters anticipate making oral presentations to prospective investors during the “roadshow”, however, no written communications will be presented or provided to potential investors.

4.	We note graphics of the Edison Future EF-1 T Truck and Edison Future EF-1 V Van immediately preceding the table of contests and appearing on page 1. Please revise to ensure the graphics accurately represent your current business. For example, it is not appropriate to depict models that do not exist or that the company does not itself build. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Company Response: In response to the Staff’s comment, we have removed the graphics of the Edison Future EF-1 Truck and Edison Future EF-1 V Van immediately preceding the table of contents and appearing on page 1. The Company has added graphics of the Edison Future EF-1 Van to page 54 and also added subtext describing the graphics on page 54 to indicate that the graphics represent a concept prototype.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, joem@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ Joseph R. Mitchell
Name: Joseph R. Mitchell
Title: Chief Executive Officer